Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Ryland Group, Inc. Executive and Director Deferred Compensation Plan II of our reports dated February 24, 2015, with respect to the consolidated financial statements of The Ryland Group, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of The Ryland Group, Inc. and subsidiaries included in its Annual Report (Form 10-K) as of and for year ended December 31, 2014, included in this Current Report on Form 8-K of CalAtlantic Group, Inc., filed on October 5, 2015 with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

October 6, 2015